  Exhibit 99.1
Prophecy to Submit Key State Permit Applications by end of Q3 2019 for its Gibellini Vanadium Project

Vancouver, British Columbia, July 19, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to update its objectives for the second half of 2019 for its Gibellini Vanadium Project (the “Gibellini Project”).

With the submittal of its updated Plan of Operations/Reclamation Permit Application to the Bureau of Land Management, Mount Lewis Field Office (the “BLM”) and the Nevada Division of Environmental Protection (“NDEP”) on June 28, 2019 and appointment of the National Environmental Policy Act (“NEPA”) contractor, SWCA Environmental Consultants (“SWCA”) to prepare the Environmental Impact Statement (“EIS”) for the Gibellini Vanadium Project, Prophecy is moving forward to submit the key Nevada state permit applications required for project construction by the end of the third quarter 2019. It is anticipated that all approvals will be received by first quarter 2021.

Given the significantly shortened timeline for conducting an EIS under Secretarial Order 3355 (3355) (12 months from publication of the Notice of Intent (“NOI”) in the Federal Register to BLM issuance of the Record of Decision (“ROD”)), it is essential that the Nevada State permitting process is fully integrated with the Federal NEPA process to ensure the 3355 timeline can be met. In order to support this integration, Prophecy has implemented a project plan to complete the following tasks:

1.
The Company has developed an Enhanced Baseline Report (“EBR”) format with the BLM that allows early identification of potential environmental impacts so the project design can be optimized to avoid or minimize these impacts. The EBR’s have been submitted to BLM, NDEP, the Nevada Department of Wildlife (“NDOW”) and Eureka County to review and offer suggestions on additional measures that could be taken to further minimize potential impacts from the Project.

2.
The Plan of Operations/Reclamation Plan that was submitted to the BLM and NDEP on June 28, 2019 incorporated the proposed Environmental Protection Measures for each resource identified in the EBR’s that may be potentially affected.

3.
The Company is working closely with NDEP and the Nevada Department of Health (“NDoH”) to incorporate these protection measures into the State permit applications. Early submittal of the state permit applications will allow identification of issues that could affect the Gibellini Project design that can be resolved to the satisfaction of federal and state agencies prior to the start of the streamlined 3355 EIS process (publication of the NOI).

4.
The Nevada permits will include construction level designs of all the facilities that must demonstrate protection of natural resources as well as closure and reclamation plans that provide for the long-term chemical and physical stability of the site and meet land use objectives similar to the pre-mining land uses

5.
 The Company is working with key stakeholders early to identify issues of concern that can be resolved prior to submittal of state permit applications to further reduce the risk of any changes to the project design during the 12-month 3355 EIS process. All commitments made with project stakeholders can then be memorialized in the EIS as Applicant Committed Practices.

Further supporting the Gibellini Project permitting, on June 4, 2019 the US Department of Commerce (“DoC”) issued a press release on the 35-listed critical metals, which shows United States has 100% import reliance on vanadium and rare earth elements. DoC simultaneously published a 50-page report titled “Federal Strategy to Secure Supplies of Critical Metals,” which outlined a strategy with highlight actions to:

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Streamline the permitting and review processes related to developing mining claims or leases and enhancing access to the domestic critical mineral resources, with emphasis on providing timely processing of mining Plans of Operations and Environmental Impact Statements.

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Strengthen America’s Critical Mineral Supply Chains and seek opportunities to “more effectively leverage the National Defense Stockpile (“NDS”) Program and other industrial base business assistance support programs.”

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Develop a publicly accessible online system to track milestones for mining projects, including the time it takes State and Federal agencies to review, process and issue permits.

Prophecy’s CEO, Mike Doolin, states: “We are very encouraged by administration’s emphasis to provide timely processing of mining Plans of Operations and EIS’s and the Battle Mountain District Office of the BLM to work with Prophecy in the strategic planning needed to meet the administration’s policies, which will assist our goal of building Gibellini into the first ever primary vanadium producing mine in the US by the end of 2022. We are in discussions with several global vanadium traders and end users regarding vanadium sales and purchase contracts. We believe positive progress from those off-take contracts and permitting will significantly de-risk the Gibellini Project and could materially enhance the Gibellini Project valuation going forward.”

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by the Company. Mr. Oosterman is a Qualified Person (“QP”) as defined by the guidelines in NI 43-101.

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini is currently undergoing EPCM and Permit preparation. Prophecy also has mining projects in Mongolia and Bolivia. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Some statements in this news release are about future events and performance. Such statements are based on current estimates, predictions, expectations, or beliefs. The subjects of the statements include, but are not limited to, (i) the PEA representing aviable development option for the project; (ii) construction of a mine at the project and related actions; (iii) estimates of the capital costs of constructing mine facilities, bringing the mine into production, and sustaining the mine, together with estimates of the length of financing payback periods; (iv) the estimated amount of future production, of metal recovered; and (vi) estimates of the life of the mine and of the operating and total costs, cash flow, net present value, and economic returns, including internal rate of return from an operating mine constructed at the project. All forward-looking statements are based on Prophecy’s or its consultants’ current beliefs and assumptions, which are in turn based on the information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence and continuity of vanadium mineralization at the project at the estimated grades; (ii) the geotechnical and metallurgical characteristics ofthe rock conforming to the sampled results; (iii) infrastructure construction costs and schedule; (iv) the availability of personnel, machinery, and equipment at the estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) vanadium sale prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates applicable to the proposed mining operation; (ix) the availability of acceptable financing on reasonable terms; (x) projected recovery rates and use of a process method, which although well-known and proven with other commodity types, such as copper, has not been previously brought into production for a vanadium project; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; and (xiii) assumptions that the project’s environmental approval and permitting is forthcoming from county, state, and federal authorities. The economic analysis is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Currently there are no Mineral Reserves on the Gibellini property. Although the Company’s management and its consultants consider these assumptions to be reasonable, given the information currently available to them, they could prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return. Those statements are based in turn on most of the other forward-looking statements and assumptions made herein. The cost information is also prepared using current values, but the time for incurring the costs is in the future and it is assumed costs will remain stable over the relevant period.

These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements by Prophecy or its consultants. Prophecy and its consultants believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove correct. In addition, although Prophecy and its consultants have attempted to identify important factors that could cause actual actions, events, or results to differmaterially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. Prophecy and its consultants undertake no obligation to publicly release any future revisions of the forward-looking statements that reflect events or circumstances that occur after the date of this news release or reflect the occurrence of unanticipated events, except as expressly required by law.

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